Exhibit 5.1

Seagate Technology

P.O. Box 309GT,

Ugland House,

South Church Street,

George Town,

Grand Cayman,

Cayman Islands

12 April 2006

Dear Sirs

Seagate Technology

We have acted as Cayman Islands legal advisers to Seagate Technology (the “Company”) in connection with the Company’s registration statement on Form S-4, including all amendments or supplements thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the offering and sale of Common Shares, par value $0.00001 per share, of the Company in connection with the merger with Maxtor Corporation. We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

1 DOCUMENTS REVIEWED

For the purposes of this opinion, we have reviewed only originals, copies or final drafts of the following documents:

1.1	the certificate of incorporation of the Company dated 10th August, 2000, the certificate of incorporation on change of name dated 1st November, 2000, the certificate of incorporation on change of name dated 3rd December, 2002 and the restated memorandum and articles of association adopted on 28th October, 2004;

1.2	the resolutions passed at a meeting of the Board of Directors held on 20 December 2005, (the “Resolutions”);

1.3	the Registration Statement; and

1.4	a certificate from an Officer of the Company (the “Officer’s Certificate”).

2 ASSUMPTIONS

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion. The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Officer’s Certificate.

3 OPINION

Based upon the foregoing and subject to the qualifications set out below and having regard to such legal considerations as we deem relevant, we are of the opinion that the Common Shares to be offered and sold by the Company as contemplated by the Form S-4 have been duly and validly authorised, and when issued and paid for in accordance with the terms of the merger agreement referred to in the Form S-4 and registered in the register of members (shareholders), such Common Shares will be legally issued, fully paid and non-assessable.

4 QUALIFICATIONS

This opinion is subject to the following qualification and limitation that under the Companies Law (2004 Revision) of the Cayman Islands, the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law (2004 Revision) directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

We hereby consent to filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Yours faithfully

/s/ MAPLES and CALDER

MAPLES and CALDER